

Mail Stop 7010

May 12, 2009

By U.S. Mail and facsimile to (614) 225-7495

William H. Carter
Executive Vice President and Chief Financial Officer
Hexion Specialty Chemicals, Inc.
180 East Broad Street
Columbus, Ohio 43215

Re: Hexion Specialty Chemicals, Inc.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 001-00071

Dear Mr. Carter:

　　　　We have reviewed your response dated April 29, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 15 - Exhibits and Financial Statement Schedules, page 121

1.　　　We note your response to comment one in our letter dated April 15, 2009, particularly your explanation as to why you have omitted the schedules and exhibits to Exhibits 10.50, 10.54, 10.59, 10.60, 10.61 and 10.64. As there does not appear to be an appropriate basis for omitting these schedules and exhibits, please file them promptly.

　　　　Please ensure that in future filings your exhibit index does not contain expired or supplanted exhibits or inappropriate references to the filing exclusion contained in Item 601(b)(2) of Regulation S-K for certain schedules and exhibits to any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement.

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Please contact Dieter King, staff attorney, at (202) 551-3338 or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Ellen German Berndt
        Associate General Counsel and Corporate Secretary